UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

thinkorswim Group Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

88409C105

(CUSIP Number)

thinkorswim Group Inc.

(formerly known as Investools Inc.)

45 Rockefeller Plaza, Suite 2012

New York, New York 10116

801-816-6918

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88409 C 105		13D/A

1.	Names of Reporting Persons Lee K. Barba

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 680,284

	8.	Shared Voting Power 3,134,680

	9.	Sole Dispositive Power 680,284

	10.	Shared Dispositive Power 3,134,680

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,814,964

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%(1)

14.	Type of Reporting Person IN

(1)  Based on 66,760,578 shares of Common Stock of the Issuer outstanding as of December 31, 2008.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Lee K. Barba (the “Reporting Person”) on February 15, 2007 (as amended by Amendment No. 1 filed on January 8, 2009, the “Schedule 13D”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of thinkorswim Group Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 45 Rockefeller Plaza, Suite 2012, New York, New York 10116.  Except as specifically amended and supplemented by this Amendment No. 2, all other provisions of the Schedule 13D remain in full force and effect.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 5.	Interests in Securities of the Issuer
The response set forth in Items 5(a) and 5(b) of the Schedule 13D is amended and restated as set forth below:

(a) The Reporting Person may be deemed to beneficially own 3,814,964 shares of Common Stock equal to 5.7% of the class, which includes 1,149,828 shares of Common Stock owned outright (including 120,475 shares of restricted stock, of which 35,475 shares vested on January 4, 2009, 42,500 shares will vest on January 18, 2009 and 42,500 shares will vest on January 18, 2010) and options to purchase 1,984,852 additional shares of Common Stock which are exercisable within the next 60 days.  Also included are 680,284 shares of Common Stock held by the Lee and Maria Barba Irrevocable Insurance Trust (the “Irrevocable Trust”) for the benefit of family members.

(b) The Reporting Person has sole voting power and sole dispositive power with respect to 680,284 shares of Common Stock identified in response to Item 5(a) above and, as a result of the terms of the Voting Agreement, the Reporting Person may be deemed to have shared voting power and shared dispositive power with respect to 3,134,680 shares Common Stock identified in response to Item 5(a) above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 12, 2009
Date
/s/ Lee K. Barba
Lee K. Barba